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                              September 28, 2021

       Anthony Leo
       Chief Executive Officer
       BayFirst Financial Corp.
       700 Central Avenue
       St. Petersburg, FL 33701

                                                        Re: BayFirst Financial
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 31,
2021
                                                            File No. 333-256009

       Dear Mr. Leo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note that your warrants are not traded on any exchange or markets and you do not intend to seek a
listing for them. As previously requested, please revise to provide pricing information regarding
the warrants in compliance with Item 501(b)(3) of Regulation S-K and the instructions
thereto.
       Use of Proceeds, page 24

   2. We note your revised disclosure in response to comment 4 that you expect to use a portion of the proceeds of this
offering to service your debt. If any material amount of proceeds is used to discharge
indebtedness, please provide the disclosure required by Item 504 of
 Anthony Leo
BayFirst Financial Corp.
September 28, 2021
Page 2
         Regulation S-K and Instruction 4 thereof.
Principal and Registered Stockholders, page 71

3. We note your response to the comment 9 and we reissue it. Please note that Item 507 of
         Regulation S-K requires certain disclosure concerning each selling stockholder for whose account the securities being registered are to be offered. For additional guidance related to stockholder groups holding less than 1% in aggregate of the class prior to the offering, refer to Question 240.01 of the Regulation S-K Compliance & Disclosure Interpretations.
4. We note your response to comment 11 indicating that no shares of company stock are held by registered broker-dealers. However, your disclosure in the first paragraph on page 71 appears to indicate that certain registered broker-dealers are included among the principal and registered stockholders listed in the table on page 72. Please advise and revise your disclosure as appropriate. We may have further comments based upon your revisions.
Exhibits

5. We note your revised legality opinion filed as Exhibit 5.1 in response to comment 14.
         Please further revise to state that the warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. Please also identify the jurisdiction in the opinion.
General

6. Please be advised that we continue to review your response to comment 16 and may have further comments.
       You may contact William Schroeder at (202) 551-3294 or Benjamin Phippen at (202)
551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at
(202) 551-3552
with any other questions.



FirstName LastNameAnthony Leo                                  Sincerely,
Comapany NameBayFirst Financial Corp.
                                                               Division of
Corporation Finance
September 28, 2021 Page 2                                      Office of
Finance
FirstName LastName